Contact

www.linkedin.com/in/iansweeney
(LinkedIn)
www.intersectionx.co (Company)

Top Skills

Entrepreneur
Product Guy
Product Marketing

Ian Sweeney

CEO & Founder, Bepo Inc.
San Francisco, California, United States

Summary

I'm an entrepreneur. Over the years I've been lucky to be involved in launching, growing and selling businesses globally, across consumer and b2b markets.

Prior to Bepo, I was SVP & GM at Trov (acquired by Travelers Insurance) and VP of Product at Taulia (acquired by SAP).

In 2015, I founded Intersection X, a boutique consulting firm focused on supporting productization and Go-to-market strategy for clients.

In 2011, Taulia acquired my own Fintech startup, billFLO, a cashflow management platform for SMBs.

I'm also an investor, startup advisor and occasionally speak at conferences.

———

Experience

Bepo Inc.
Founder & CEO
March 2022 - Present (2 years 11 months)
Oakland, California, United States

At Bepo, we are re-imagining tipping in the digital age.

Tipping is a very powerful interaction. 210M consumers in the US give $160B tips a year. 40 Million service workers rely on those tips to make ends meet. Millions of service businesses enjoy a free employee incentive scheme powered by tips. However, tips are declining because cash is disappearing. This decline has opened the door for a digital platform to become the ubiquitous solution for tipping. Bepo reimagines tipping in a digital world and harnesses the natural shareablity of tipping.

Trov Inc.

SVP & GM of Mobility

July 2017 - January 2022 (4 years 7 months)
San Francisco Bay Area

Trov was acquired by Travelers Insurance in Feb, 2022.

Trov Mobility is re-imagining insurance in a new age of personal mobility.

At Trov we are harnessing the change in the way people move through the world. Personal mobility has long been dominated by self-owned personal vehicles. That is changing. The advent of electric vehicles, ride-hailing, ride-sharing and autonomous vehicles is enabling consumers to create their own portfolio of transportation options. Their goal is to go where they want to, as efficiently and as enjoyably as possible.

Intersection X
Founder and Principal
January 2015 - July 2017 (2 years 7 months)
San Francisco Bay Area

We work with startups, and established companies, to productize their great ideas. Our goal is to help our clients make the right decisions and do the right things to deliver appealing products to market.

With a heavy focus on the product itself, we work with teams on Go-to-Market approach (positioning, pricing, segmentation, distribution) and Productization (feature-set, roadmap, team-process, prioritization).

Current and past engagements include clients in autonomous vehicles, sports-tech, insuretech, IoT, wearables, messaging, fintech, construction-tech, drone, predictive analytics and machine-learning markets.

Taulia Inc.
Vice President Of Product
June 2011 - January 2015 (3 years 8 months)
San Francisco Bay Area

Taulia was acquired by SAP in Jan, 2022.

At Taulia we streamline commercial transactions between large enterprises and their supply chains. We're lucky to include customers like Coca-Cola, Pacific Gas & Electric, Hallmark and John Deere amongst our growing list of Fortune 500 customers. I lead the product team responsible for product roadmap, product vision, pricing and data science for our cloud based platform for our Enterprise customers. Our product suite includes Saas Applications, Restful APIs, Mobile Apps and SAP certified add-ons.

billFLO
CEO and Co-Founder
May 2008 - June 2011 (3 years 2 months)

billFLO was acquired by Taulia Inc in June of 2011.

We founded billFLO with a vision to provide small businesses with a realtime, holistic view into their cashflow. We launched billFLO at Finnovate in New York. As CEO, I raised Angel funding and together with a small team we launched a suite of applications, both desktop and mobile, to enable the vision.

Dolby Labs
3 years 11 months

Sr. Manager Intellectual Property Systems
May 2006 - March 2008 (1 year 11 months)

Managed all Licensing Operations for Dolby's $400MM licensing programs

Senior PM
May 2004 - May 2006 (2 years 1 month)

Responsible for large scale Dolby Entertainment products. Products delivered included market leading PC, Gaming and Automotive offerings.

Sistech
CEO and Founder
January 2002 - December 2004 (3 years)

Startup focused on the importation and distribution of Race Cars from Europe into the US.

Lucent Technologies
Lifecycle Program Manager
January 2000 - May 2004 (4 years 5 months)

Through a 5 year tenure at Lucent I progressed through multiple roles in both Europe and the US, culminating in a Lifecycle Program Manager Role in the, at the time, red-hot DSL business unit.

B&D Australia
Program Manager
1997 - 1999 (2 years)

Product Development Program Manager for Building Access devices utilizing RF Control

---

Education

University of California, Berkeley, Haas School of Business
MBA, Marketing · (2005 - 2008)

Technological University Dublin
Grad. Diploma, Advanced Computing · (1996 - 1997)

University College Dublin
B.Eng, Engineering · (1992 - 1996)